                                                                  CONFORMED COPY

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )

                                  DIATIDE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   52842 10 9
                                   ----------
                                 (CUSIP Number)

                                Thomas E. Siegler
                     c/o Donaldson, Lufkin & Jenrette, Inc.
                                 277 Park Avenue
                            New York, New York 10172
                            Tel. No.: (212) 892-4477
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 18, 1995
                     (Date of Event which Requires Filing of
                                 this Statement)

     If the filing person had previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1 (b) (3) or (4), check the following: [   ].

     Check the following box if a fee is being paid with this statement: [X].

                                  SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                         Page 2 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sprout Capital VI, L.P.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        281,704
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          281,704
              -----------------------------------------------------------------
                                  Page 2 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER


              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          281,704
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

            [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          2.7% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                         Page 4 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DLJ Capital Management Corporation
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
              -----------------------------------------------------------------
                                  Page 4 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          809,704
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                         [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          7.7% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                         Page 6 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DLJ Capital Corporation.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 6 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                         Page 6 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donaldson, Lufkin & Jenrette, Inc.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 8 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, HC
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 10 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Equitable Companies Incorporated.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 10 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, HC
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 12 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AXA
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [ ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 12 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, HC
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 14 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Finaxa
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [ ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 14 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, HC
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 16 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AXA Assurances I.A.R.D. Mutuelle
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 16 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 18 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AXA Assurances Vie Mutuelle
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 18 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 20 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Uni Europe Assurance Mutuelle
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 20 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 22 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alpha Assurance Vie Mutuelle
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 22 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

SCHEDULE 13D

- ----------------------------                      -----------------------------
CUSIP No. 52842-10-9                                        Page 24 of 25 Pages
- ----------------------------                      -----------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alpha Assurances I.A.R.D. Mutuelle
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]

                                                                        (b) [x]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                        [  ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
- -------------------------------------------------------------------------------
              7    SOLE VOTING POWER

  NUMBER OF        326,284
              -----------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         809,704
              -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          326,284
              -----------------------------------------------------------------
                                  Page 24 of 25

- -------------------------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER

                   809,704
              -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          1,135,952
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                        [  ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED IN ROW (11)

          10.8% - SEE ITEM 5
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO, IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)  2 of 7

ITEM 1. SECURITY AND ISSUER
- ---------------------------

This Statement related to the common stock, par value $0.001 per share (the "Shares"), of Diatide, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9 Delta Drive, Londonderry, New Hampshire, 03053.

ITEM 2. IDENTITY AND BACKGROUND:
- --------------------------------

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Sprout Capital VI, L.P, a Delaware limited partnership ("Sprout VI"), (2) DLJ Capital Management Corporation, a Delaware corporation ("DLJCMC") (3) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (4) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (5) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (6) AXA, a societe anonyme organized under the laws of France, (7) Finaxa, a societe anonyme organized under the laws of France, (8) AXA Assurances I.A.R.D. Mutuelles, a mutual insurance company organized under the laws of France, (9) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (10) Uni Europe Assuance Mutuelle, a mutual insurance company organized under the laws of France, (11) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (12) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (13) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

Sprout VI is a Delaware limited partnership formed to invest in securities for long-term appreciation. DLJCC is the managing general partner of Sprout VI and makes all of the investment and voting decisions on the part of Sprout VI.

DLJCMC is a Delaware corporation which serves as the sub-investment manager of ML Venture Partners II, L.P., a Delaware limited partnership ("MLVPII"). As the sub-investment manager of MLVPII, DLJCMC participates in the investment and voting decisions of MLVPII. DLJCMC is a wholly owned subsidiary of DLJCC.

DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is a wholly owned subsidiary of DLJ.

DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services. Equitable directly owns 44.1% of DLJ, and The Equitable Life Assurance Society of the United States, a New York stock life insurance company wholly owned by Equitable, indirectly owns 36.1% of DLJ.

Equitable is a Delaware corporation and is a holding company. As of April 30, 1996 approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with repsect to Equitable.

AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies.

Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of May 9, 1996, Finaxa owned 29.9% of the issued shares (representing approximately 39.6% of the voting power) of AXA.

Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assuance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of May 9, 1996, the Mutuelles AXA, as a group, control, directly and indirectly through intermediate holding companies, approximately 40.1% of the issued shares (representing approximately 46.2% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelle AXA, acting as a group.

Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnere, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present and principal occupation of each of the AXA Voting Trustees are set forth on Schedule E attached hereto.

The address of the principal business and office of each of Sprout VI, DLJCC and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

The address of the principal business and principal office each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21/25, rue de Chfteaudun, 75009 Paris, France; of each Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Druout, 75009 Paris, France.

The name, business address, citizenship, present and principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of DLJCMC, DLJCC, DLJ, Equitable, AXA, Finaxa and the Mutuelles AXA are set forth on Schedules A through K, respectively, attached hereto.

During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other person listed on Schedules A through K attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ---------------------------------------------------------

The aggregate amount of funds used by each of Sprout VI, MLVPII and DLJCC to purchase the Shares was $1,221,277, $2,986,023 and $193,400, respectively. The funds used by each Sprout VI, MLVPII and DLJCC to purchase the Shares came from each of their general investment capital. No funds of any of DLJCMC, DLJ, Equitable, AXA, Finaxa, the Mutuelles AXA or the AXA Voting Trustees were used to purchase the Shares.

ITEM 4. PURPOSE OF TRANSACTION
- ------------------------------

Each of the Reporting Persons acquired the Shares beneficially owned directly by such person for investment. In addition, except as qualified by Item 6 below, depending on market conditions and other considerations, the Reporting Persons may acquire additional Shares or other securities of the Company if such Shares or securities become available at prices that are attractive to the Reporting Persons. On the other hand, except as qualified by Item 6 below, depending on market conditions and other considerations, the Reporting Persons may dispose of all or a portion of the Shares or other securities they now own or may hereinafter acquire.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
- --------------------------------------------

Sprout VI may be deemed to be the beneficial owner of the 281,647 Shares (the "Sprout VI Shares") directly owned by it, or approximately 2.7% of the Shares outstanding. Sprout VI has the sole power to vote and the sole power to dispose of the Sprout VI Shares directly owned by it.

DLJCMC, as the sub-investment manager of MLVPII and, subject to the supervision of the managing general partner of MLVPII, generally empowered to make all decisions relating to MLVPII's venture capital investments, may be deemed, for the purposes of the Securities Exchange of 1934, as amended (the "Act"), to beneficially own indirectly the 809,704 Shares owned by MLVPII (the "DLJCMC Shares"), or approximately 7.7% of the Shares outstanding.

DLJCC may be deemed to be the beneficial owner 44,601 Shares directly owned by it, or approximately 0.4% of the Shares outstanding. DLJCC, as the managing general partner of Sprout VI and as the sole stockholder of DLJCMC, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Sprout VI Shares and the DLJCMC Shares, for a total of 1,135,952 Shares (collectively, the "DLJCC Shares"), or approximately 10.8% of the Shares outstanding. DLJCC has the sole power to vote and the sole power to dispose of the Shares directly owned by it.

As the sole stockholder of DLJCC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares. Because of Equitable's ownership of DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares that may be deemed to be beneficially owned indirectly by DLJ.

The Reporting Persons, in the aggregate, may be deemed to beneficially own 1,135,952 Shares or approximately 10.8% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned be each person herein on the date hereof is based upon 10,505,255 Shares outstanding as stated by the Company in its Prospectus dated June [13], 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
- --------------------------------------------------------------------------------
        THE SECURITIES OF THE ISSUER
        ----------------------------

     Except as may be noted in Item 2 and Item 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangments, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
- ----------------------------------------

Exhibit 1: Joint Filing Agreement.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             Sprout Capital VI, L.P.
                                             by: DLJ Capital Corporation
                                             its: Managing General Partner


                                             -----------------------------
                                             Thomas E. Siegler
                                             Secretary and Treasurer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             DLJ Capital Management
                                                 Corporation


                                             -----------------------------
                                             Thomas E. Siegler
                                             Secretary and Treasurer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             DLJ Capital Corporation


                                             -----------------------------
                                             Thomas E. Siegler
                                             Secretary and Treasurer

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             Donaldson, Lufkin & Jenrette,
                                               Inc.



                                             -----------------------------
                                             Thomas E. Siegler
                                             Senior Vice President

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             The Equitable Companies
                                               Incorporated



                                             -----------------------------
                                             Joanne T. Marren
                                             Senior Vice President and
                                              Deputy General Counsel

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 28, 1996

                                             AXA
                                             Finaxa
                                             AXA Assurances I.A.R.D.
                                               Mutuelle
                                             AXA Assurances Vie Mutuelle
                                             Uni Europe Assurance Mutuelle
                                             Alpha Assurances I.A.R.D.
                                               Mutuelle
                                             Alpha Assurances Vie Mutuelle
                                             Claude Bebear, as AXA Voting
                                               Trustee
                                             Patrice Garnier, as AXA Voting
                                               Trustee
                                             Henri Clermont-Tonnerre, as
                                               AXA Voting Trustee



                                             -----------------------------
                                             Joanne T. Marren
                                             Attorney-in-fact

                                                                      Schedule A

                        Executive Officers and Directors
                                       of
                       DLJ Capital Management Corporation

     The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Management Corporation ("DLJCMC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCMC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCMC and each individual is a United States citizen.

  Name, Business Address      Present Principal Occupation
  ----------------------      ----------------------------

 *  Richard E. Kroon          President and Chief Executive
                              Officer, President and Chief
                              Executive Officer, DLJ Capital
                              Corporation

 *  Anthony F. Daddino        Vice President; Executive Vice
                              President and Chief Financial
                              Officer, Donaldson, Lufkin &
                              Jenrette, Inc.

 *  Thomas E. Siegler         Secretary and Treasurer; Senior
                              Vice President and Secretary,
                              Donaldson, Lufkin & Jenrette,
                              Inc.


 *  Director
- ------------------------

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
                             DLJ Capital Corporation

     The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.

  Name, Business Address      Present Principal Occupation
  ----------------------      ----------------------------

 *  Richard E. Kroon          President and Chief Executive
                              Officer

 *  Anthony F. Daddino        Vice President; Executive Vice
                              President and Chief Financial
                              Officer, Donaldson, Lufkin &
                              Jenrette, Inc.

 *  Thomas E. Siegler         Secretary and Treasurer; Senior
                              Vice President and Secretary,
                              Donaldson, Lufkin & Jenrette,
                              Inc.


 *  Director
- ------------------------

                                                                      Schedule C

                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.

Name, Business Address             Present Principal Occupation
- ----------------------             ----------------------------

*  John S. Chalsty                 Chairman and Chief Executive
                                   Officer; Chairman and Chief
                                   Executive Officer, Donaldson,
                                   Lufkin & Jenrette, Inc.

*  Joe L. Roby                     President and Chief Operating
                                   Officer; President and Chief
                                   Operating Officer, Donaldson,
                                   Lufkin & Jenrette, Inc.

*  Claude Bebear(1)                Chairman and Chief Executive
   AXA                             Officer, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries (1)           Executive Vice President
   AXA                             Financial Services and Life
   23, avenue Matignon             Insurance Activities, AXA
   75008 Paris, France

*  Kevin Dolan                     Executive Vice President, AXA
   AXA Asset Management            Asset Management
   40, rue de Collissee
   75008 Paris, France

*  Louis Harris                    Chairman and Chief Executive
   LH Research                     Officer, LH Research (research)
   152 East 38th Street
   New York, New York  10016-2605

*  Henri G. Hottingeur (2)         Chairman and Chief Executive
   Banque Hottingeur               Officer, Banque Hottingeur
   38, rue de Provence             (banking)
   75009 Paris, France

*  W. Edwin Jarmain (3)            President, Jarmain Group Inc.
   Jarmain Group Inc.              (private investment holding
   95 Wellington Street            company)
   West Suite 805
   Toronto, Canada

*  Francis Jungers                 Retired Chairman, Arabian
   19880 NW Nestucca Drive         American Oil Company (oil
   Portland, Oregon  97229         industry)

*  Joseph J. Melone                President and Chief Executive
     The Equitable Companies       Officer, The Equitable
   Incorporated                    Companies Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  W.J. Sanders, III               Chairman and Chief Executive
     Advanced Micro Devices, Inc. Officer, Advanced Micro Devices 901 Thompson Place
   Sunnyvale, CA 94086

*  Jerry M. de St. Paer            Executive Vice President and
      The Equitable Companies      Chief Financial Officer, The
   Incorporated                    Equitable Companies
   787 Seventh Avenue              Incorporated
   New York, New York 10019

*  John C. West                    Former Ambassador to Saudi
     Bothea, Jordan & Griffin      Arabia
   23B Shelter Cove
   Hilton Head Island, SC 29928

*  Carl B. Menges                  Vice Chairman of the Board

*  Hamilton E. James               Managing Director

*  Richard S. Pechter              Managing Director

*  Theodore P. Shen                Managing Director

*  Anthony F. Daddino              Executive Vice President and
                                   Chief Financial Officer

*  Robert J. Albano                Senior Vice President and
                                   Director of Compliance and
                                   Regulatory Affairs

   Michael M. Bendik               Senior Vice President and Chief
                                   Accounting Officer

   Michael A. Boyd                 Senior Vice President and
                                   General Counsel

   Joseph D. Donnelly              Senior Vice President and
   One Pershing Plaza              Associate General Counsel
   Jersey City, NJ 07599

   Stuart S. Flamberg              Senior Vice President and
                                   Director of Taxes

   Roy A. Garman                   Senior Vice President and
                                   Controller

   Charles J. Hendrickson          Senior Vice President and
                                   Treasurer

   Gerald B. Rigg                  Senior Vice President and
                                   Director of Human Resources

   Thomas E. Siegler               Senior Vice President and
                                   Secretary

   Lucia D. Swanson                Senior Vice President and
                                   Associate General Counsel
- ----------------------
  *  Director
(1)  Citizen of the Republic of France
(2)  Citizen of Canada
(3)  Citizen of Switzerland

                                                                      Schedule D

                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated

     The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("EQ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of EQ at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to EQ and each individual is a United States citizen.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear (1)               Chairman of the Board;
   AXA                             Chairman and Chief Executive
   23, avenue Matignon             Officer, AXA
   75008 Paris, France

*  James M. Benson                 Senior Executive Vice President
                                   and Chief Operating Officer;
                                   President and Chief Executive
                                   Officer, The Equitable Life
                                   Assurance Society of the United
                                   States

*  Henri de Castries (1)           Vice Chairman of the Board;
   AXA                             Executive Vice President
   23, avenue Matignon             Financial Services and Life
   75008 Paris, France             Insurance Activities (outside of
                                   France), AXA

*  John S. Chalsty                 Chairman and Chief Executive
   Donaldson, Lufkin &             Officer, Donaldson, Lufkin &
   Jenrette, Inc.                  Jenrette, Inc.
   277 Park Avenue
   New York, NY  10172

   Jerry M. de St. Paer            Senior Executive Vice President
                                   and Chief Financial Officer;
                                   Executive Vice President, The
                                   Equitable Life Assurance Society
                                   of the United States

*  Joseph L. Dionne                Chairman and Chief Executive
   The McGraw Hill Companies       Officer, The McGraw Hill
   1221 Avenue of the Americas     Companies (publishing)
   New York, NY  10020

*  William T. Esrey                Chairman of the Board and
   Sprint Corporation              Chief Executive Officer, The
   P.O. Box 11315                  Sprint Corporation
   Kansas City, MO  64112          (telecommunications)

*  Jean-Ren, Fourtou (1)           Chairman and Chief Executive
   Rhone-Poulenc S.A.              Officer, Rhone-Poulenc S.A.
   25 quai Paul Doumer             (industry)
   92408 Courbevoie,
   France

   Robert E. Garber                Executive Vice President and
                                   General Counsel

*  Donald J. Greene                Partner, LeBoeuf, Lamb, Greene
   LeBoeuf, Lamb, Greene &         & MacRae (law firm)
   MacRae
   125 West 55th Street
   New York, NY 10019

*  Anthony Hamilton (2)            Group Chairman and Chief
   35 Wilson Street                Executive Officer, Fox-Pitt
   London, England  EC2M 2SJ       Kelton Group Limited (France)

*  John T. Hartley                 Retired Chairman and Chief
   Harris Corporation              Executive Officer, Harris
   1025 Nasa Boulevard             Corporation (manufacturer of
   Melbourne, FL 32919             electronic, telephone and
                                   copying systems)

*  John H.F. Haskell, Jr.          Director and Managing Director
   Dillon, Read & Co., Inc.        Dillon, Read & Co., Inc.
   535 Madison Avenue              (investment banking firm)
   New York, NY 10028

*  W. Edwin Jarmain (3)            President, Jarmain Group Inc.
   Jarmain Group, Inc.             (private investment holding
   95 Wellington St. West          company)
   Suite 805
   Toronto, Ontairo M5J 2N7
   Canada

*  Wintrop Knowlton                Chairman, Knowlton Brothers,
   Knowlton Brothers, Inc.         Inc. (private investment firm);
   530 Fifth Avenue                President and Chief Executive
   New York, NY 10036              Officer, Knowlton Associates,
                                   Inc. (consulting firm)

*  Arthur L. Liman                 Partner, Paul, Weiss, Rifkind,
   Paul, Weiss, Rifkind,           Wharton & Garrison (law firm)
   Wharton & Garrison
   1285 Avenue of the Americas
   New York, NY 10019

   Joanne T. Marren                Senior Vice President and
                                   Deputy General Counsel

   William T. McCaffrey            Executive Vice President and
                                   Chief Administrative Officer;
                                   Senior Executive Vice President
                                   and Chief Operating Officer,
                                   The Equitable Life Assurance
                                   Society of the United States

*  Joseph J. Melone                Chief Executive Officer and
                                   President; Chairman of the
                                   Board, The Equitable Life
                                   Assurance Society of the United
                                   States

   Peter D. Noris                  Executive Vice President and
                                   Chief Investment Officer;
                                   Executive Vice President
                                   and  Chief Investment Officer,
                                   The Equitable Life Assurance
                                   Society of the United States

*  Didier Pineau-Valencienne       Chairman and Chief Executive
   64-70, avenue Jean Baptiste     Officer, Schneider S.A. (electric
   Clement                         equipment)
   92646 Boulogne Cedex,
   France

*  George J. Sella, Jr.            Retired Chairman, President and
   American Cyanamid               Chief Executive Officer,
   Company                         American Cyanamid Company
   P.O. Box 3017                   (manufacturer pharmaceutical
   Newton, NJ  07860               products and agricultural
                                   products)

   Jose Suquet                     Executive Vice President;
                                   Executive Vice President and
                                   Chief Agency Officer; The
                                   Equitable Life Assurance Society
                                   of the United States

   Stanley B. Tulin                Executive Vice President; Senior
                                   Executive Vice President and
                                   Chief Financial Officer, The
                                   Equitable Companies
                                   Incorporated

*  Dave H. Williams                Chairman and Chief Executive
   Alliance Capital                Officer, Alliance Capital
   Management Corporation          Management Corp. (investment
   1345 Avenue of the Americas     company)
   New York, NY  10105

- -----------------------
  *   Director
(1)   Citizen of the Republic of France
(2)   Citizen of United Kingdom
(3)   Citizen of Canada

                                                                      Schedule E

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                       AXA

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
                                   Officer

*  Antoine Bernheim                Chairman and Chief Executive
   Piazza Duca Degli Abruzzi 2     Officer, Assicurazioni Generali
   34132 Trieste, Italy            (insurance)

   Henri de Castries               Executive Vice President,
                                   Financial Services and Life
                                   Insurance Activities (outside of
                                   France)

   Francoise Colloc'h              Executive Vice President,
                                   Human Resources and Public
                                   Relations

*  Henri de Clermont-Tonnerre      Chairman, Societe d'Armement
   90, rue de Miromesnil           et de Navigation Charles
   75008 Paris, France             Schiaffino (transportation)

*  David Dautresme                 Partner and Managing Director
   121, boulevard Haussman         Lazard Freres et Cie (investment
   75008 Paris, France             banking)

*  Jean-Ren, Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        (industry)

*  Michel Franois-Poncet           Chairman of the Supervisory
   3, rue d'Autin                  Board of Compagnie Financiere
   75002 Paris, France             Paribas and Banque Paribas
                                   (financial services and banking)

*  Patrice Garnier                 Retired

*  Gianfranco Gutty (1)            Directory and Executive Officer,
   Piazza Duca Degli Abruzzi 2     Assicurazioni Generali S.p.A.
   34132 Trieste, Italy            (insurance)

*  Anthony Hamilton (2)            Group Chairman and Chief
   35 Wilson Street                Executive Officer, Fox-Pitt,
   London, England  EC2M 2SJ       Kelton Group Limited (Finance)

*  Henri Hottinguer (3)            Chairman and Chief Executive
   38, rue de Provence             Officer, Banque Hottinguer
   75009 Paris, France             (banking)

*  Richard H. Jenrette (4)         Retired
   787 Seventh Avenue
   New York, New York  10019

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

   Gerard de la Martiniere         Executive Vice President,
                                   Corporate Finance and
                                   Administrative Services

*  Didier Pineau-Valencienne       Chief Executive Officer,
   64-70, avenue Jean Baptiste     Schneider S.A. (electric equipment)
   Clement
   92646 Boulogne Cedex,
   France

   Claude Tendil                   Executive Vice President,
                                   Insurance Activities (in France)
                                   and Non-Life and Composite
                                   Insurance Activities (outside of
                                   France)

- --------------------------------
  *  Member, Conseil d'Administration
(1)  Citizen of Italy
(2)  Citizen of the United Kingdom
(3)  Citizen of Switzerland
(4)  Citizen of the United States of America

                                                                      Schedule F

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                     FINAXA

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
                                   Officer; Chairman and Chief
                                   Executive Officer, AXA

*  Henri de Castries               Executive Vice President,
                                   Financial Services and Life
                                   Insurance Activities (outside of
                                   France), AXA

*  Henri de Clermont-Tonnerre      Chairman, Societe d'Armement
   90, rue de Miromesnil           et de Navigation Charles
   75008 Paris, France             Schiaffino (transportation)

*  Jean-Rene Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        industry)

*  Patrice Garnier                 Retired

*  Henri Hottinguer (1)            Chairman and Chief Executive
   38, rue de Provence             Officer, Banque Hottinguer
   75009 Paris, France             (banking)

*  Paul Hottinguer (1)             Assistant Chairman and Chief
   38, rue de Provence             Executive Officer, Banque
   75009 Paris, France             Hottinguer

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

- ------------------------

  *  Member, Conseil d'Administration
(1)  Citizen of Switzerland

                                                                      Schedule G

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21/25, rue de Chfteaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
                                   Officer; Chairman and Chief
                                   Executive Officer, AXA

   Jean-Luc Bertozzi               Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries               Executive Vice President,
                                   Financial Services and Life
                                   Insurance Activities (outside of
                                   France), AXA

*  Jean-Pierre Chaffin             Manager, Federation de la
   5, rue la Bruyere               Metallurgie (industry)
   75009 Paris, France

*  Gerard Coutelle                 Retired

*  Jean-Rene, Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        (industry)

*  Patrice Garnier                 Retired

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Francoise Richer                Retired

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

*  Claude Tendil                   General Manager; Executive
   23, avenue Matignon             Vice President, Insurance
   75008 Paris, France             Activities (in France) and Non-
                                   Life and Composite Insurance
                                   Activities (outside of France)

*  Nicolas Thiery                  Chairman and Chief Executive
   6 Cite de la Chapelle           Officer, Etablissements Jaillard
   75018 Paris, France             (management consulting)

*  Francis Vaudour                 Chief Executive Officer,
   14, boulevard Industriel        Segafredo Zanetti France S.A.
   76301 Sotteville les Rouen,     (coffee importing and
   France                          processing)

- ------------------------

*  Member, Conseil
   d'Administration

                                                                      Schedule H

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                           AXA ASSURANCES VIE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
                                   Officer; Chairman and Chief
                                   Executive Officer, AXA

   Jean-Luc Bertozzi               Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries               Executive Vice President,
                                   Financial Services and Life
                                   Insurance Activities (outside of
                                   France), AXA

*  Jean-Pierre Chaffin             Manager, Federation de la
   5, rue la Bruyere               Metallurgie (industry)
   75009 Paris, France

*  Henri de Clermont-Tonnerre      Chairman, Societe d'Armement
   90, rue de Miromesnil           et de Navigation Charles
   75008 Paris, France             Schiaffino (transportation)

*  Gerard Coutelle                 Retired

*  Jean-Rene Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        industry)

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Francoise Richer                Retired

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

*  Claude Tendil                   General Manager; Executive
   23, avenue Matignon             Vice President, Incurance
   75008 Paris, France             Activities (in France) and Non-
                                   Life and Composite Insurance
                                   Activities (outside of France)

*  Nicolas Thiery                  Chairman and Chief Executive
   6 Cite de la Chapelle           Officer, Etablissements Jaillard
   75018 Paris, France             (management consulting)

*  Francis Vaudour                 Chief Executive Officer,
   14, boulevard Industriel        Segafredo Zanetti France S.A.
   76301 Sotteville les Rouen,     (coffee importing and
   France                          processing)

*  Member, Conseil
   d'Administration
- -----------------------

                                                                      Schedule I

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          UNI EUROPE ASSURANCE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Druout, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
   23, avenue Matignon             Officer; Chairman and Chief
   75008 Paris, France             Executive Officer, AXA

*  Henri de Castries               Executive Vice President,
   23, avenue Matignon             Financial Services and Life
   75008 Paris, France             Insurance Activities (outside of
                                   France), AXA

*  Francis Cordier                 Chairman and Chief Executive
   rue Nicephone Niepce BP 232     Officer, Group Demay Lesieur
   76304 Sotteville Les Rouen      (food industry)
   France

*  Gerard Coutelle                 Retired

*  Jean-Rene Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        (industry)

*  Patrice Garnier                 Retired

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Francis Magnan                  Chairman and Chief Executive
   50, boulevard des Dames         Officer, Groupe Daher (air and
   13002 Marseille, France         sea transportation)

*  Jean de Ribes                   Chief Executive Officer, Banque
   13, rue Notre Dame des          Rivaud (banking)
   Victoires 75008 Paris,

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

*  Jean-Paul Saillard              Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Tendil                   General Manager; Executive
   23, avenue Matignon             Vice President, Insurance
   75008 Paris, France             Activities (in France) and Non-
                                   Life and Composite Insurance
                                   Activities (outside of France)
- -----------------------
*  Member, Conseil
   d'Administration

                                                                      Schedule J

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          ALPHA ASSURANCES VIE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
   23, avenue Matignon             Officer; Chairman and Chief
   75008 Paris, France             Executive Officer, AXA

*  Henri de Castries               Executive Vice President,
   23, avenue Matignon             Financial Services and Life
   75008 Paris, France             Insurance Activities (outside of
                                   France), AXA

*  Henri de Clermont-Tonnerre      Chairman, Societe d'Armement
   90, rue de Miromesnil           et de Navigation Charles
   75008 Paris, France             Schiaffino (transportation)

*  Claude Fath                     Manager

*  Jean-Rene Fourtou               Chairman and Chief Executive
   25, quai Paul Doumer            Officer, Rhone-Poulenc S.A.
   92408 Courbevoie, France        (industry)

*  Patrice Garnier                 Retired

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

*  Claude Tendil                   General Manager; Executive
   23, avenue Matignon             Vice President, Insurance
   75008 Paris, France             Activities (in France) and Non-
                                   Life and Composite Insurance
                                   Activities (outside of France)

*  Francis Vaudour                 Chief Executive Officer,
   14, boulevard Industriel        Segafredo Zanetti France S.A.
   76301 Sotteville les Rouen,     (coffee importing and
   France                          processing)

- ------------------------
*  Member, Conseil
   d'Administration

                                                                      Schedule K

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

  Name, Business Address           Present Principal Occupation
  ----------------------           ----------------------------

*  Claude Bebear                   Chairman and Chief Executive
   23, avenue Matignon             Officer; Chairman and Chief
   75008 Paris, France             Executive Officer, AXA

*  Henri Brischoux                 Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries               Executive Vice President,
   23, avenue Matignon             Financial Services and Life
   75008 Paris, France             Insurance Activities (outside of
                                   France), AXA

*  Henri de Clermont-Tonnerre      Chairman, Societe d'Armement
   90, rue de Miromesnil           et de Navigation Charles
   75008 Paris, France             Schiaffino (transportation)

*  Bernard Cornille                Audit Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Fath                     Manager, Alpha Assurances Vie
                                   Mutuelle

*  Patrice Garnier                 Retired

*  Henri Lachmann                  Chairman and Chief Executive
   56, rue Jean Giraudoux          Officer, Strafor Facom (office
   67000 Strasbourg, France        furniture)

*  Claude Peter                    Retired

*  Georges Rousseau                Chairman, Apave Normandies
   2, rue des Mouettes             (consulting)
   76130 Mont Saint Aignan,
   France

*  Claude Tendil                   General Manager; Executive
   23, avenue Matignon             Vice President, Insurance
   75008 Paris, France             Activities (in France) and Non-
                                   Life and Composite Insurance
                                   Activities (outside of France)
- ------------------------
*  Member, Conseil
   d'Administration